

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

<u>Via E-mail</u>
David Morse
Chief Executive Officer
Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, California 92618

> **Re:   Location Based Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed November 22, 2013**
> **File No. 333-139395**

Dear Morse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you have not held your say-on-pay or say-on-frequency vote yet. Please advise. Refer to Exchange Act Rule 14a-21.

<u>Forward Looking Statements, page 1</u>

2. We note your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. Because it appears you are a penny stock issuer, the Private Securities Litigation Reform Act of 1995 ("PSLRA") does not apply to you. In future filings, please do not refer to it or make clear that it does not apply to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations

3.  Please expand your discussion to provide investors with a better understanding of the changes in your results of operations.  For example, consider discussing the change in revenues attributable to each major category of product sold (and resulting from the introduction of new products) and subscription services sold as compared to the prior period.  Also, consider including statistics that may help investors better understand your results, such as the number of paid customers or paid customer months for subscription services, the volume of products sold, changes in pricing, and new distribution channels, etc.

4.  We note that the cost to generate revenue significantly exceeds the amount of revenue generated.  Please discuss any known changes or events that management reasonably expects will cause a material change in the relationship between costs and revenue (such as future price increases, decreases in the cost of labor, etc.) in future periods.  Also discuss management's plan for future recovery of costs including the timing when revenue is expected to exceed costs.

5.  Please quantify the amount of the increase in general and administrative expenses that is attributable to each of the factors listed (increase in advertising fees, etc.).

Critical Accounting Policies

6.  Please identify and discuss accounting estimates and assumptions used for material amounts recorded in your financial statements that require high levels of subjectivity and judgment necessary to account for such amounts. Discuss the material factors within each policy and/or estimate that are subject to judgment and estimate and that are most sensitive to change.  Your disclosure should address how you determine that amounts to record based on such factors are appropriate under the circumstances.   Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Revenue Recognition, page 35

7.  Please tell us the factors used to determine that recognition of revenue for devices sold to your distributor is appropriate upon delivery to the distributor and not at a later time, such as upon delivery to the end customer.

8.  We note that your main distributor has the right to return unsold products.  Please tell us whether all of the conditions in ASC 605-15-25-1 have been met for recognition of revenue.

9.  Please tell us whether the sales price of PocketFinder products varies based upon the type of service plan to which customers subscribe.

10. We note your disclosure that service fees are billed in advance of the service provided for that month and that service revenue is recognized upon billing the customer. In this regard, it appears you recognize this revenue prior to providing the service. Please tell us why you believe this method of revenue recognition is appropriate, as opposed to recognizing revenue during the month service is provided. Additionally, please quantify for us the impact of the difference in these methods on the amount of revenue recognized in each year presented in your financial statements.

Note 2:  Inventory, page 38

11. We note that the substantial purchase of inventory components in the first quarter of 2012 has not yet been sold. Please tell us and disclose the expected timeframe to sell these products.

12. We note that an inventory valuation reserve was recorded in the fiscal year ended August 31, 2013 and no amount was recorded in the fiscal year ended August 31, 2013. Please tell us how why no amount was recorded in fiscal 2012.

Signatures, page 64

13. Please confirm that in future filings you will revise the second half of the signature block to have someone sign in the indicated capacity of principal financial officer and either principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at 202-551-3859 or Susan Block at 202-551-3210 with any other questions.  You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief